SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ 76.483.817/0001-20

Open Corporation

CVM Register n° 1431 – 1

(Free translation from original in Portuguese)

MINUTES OF THE 161st EXTRAORDINARY GENERAL MEETING

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba - PR. 2. DATE and TIME: February 19, 2004 – 2:00 pm. 3. CALL FOR MEETING: Public Notice published in the Diário Oficial do Estado and in the newspapers O Estado do Paraná and Folha de São Paulo. 4. ATTENDANCE: 85.04% (eighty five point zero four percent) of the voting capital according to the signatures in the “Shareholders’ Attendance Book” number 3, page 35. 5. BOARD: LINDSLEY DA SILVA RASCA RODRIGUES –Board of Directors; SÉRGIO BOTTO DE LACERDA - Chairman; EDISON RAUEN VIANNA - Secretary. 6. AGENDA AND DELIBERATIONS: Item 1 – AMENDMENT OF THE COMPANY’S BYLAWS – The proposed amendments to the Company’s Bylaws, as presented by the Company’s Board of Directors and properly reflected in the call for the meeting in question, were discussed and the majority of the shareholders decided to approve its content, which will be effective as of the present date. 7. SIGNATURES: SÉRGIO BOTTO DE LACERDA - Chairman; LINDSLEY DA SILVA RASCA RODRIGUES – Board of Directors; GEORGE WASHINGTON TENÓRIO MARCELINO - The Master T B of Japan Ltda; TATIANA ESTEVES NATAL - BNDESPAR; NELSON PESSUTI – Fiscal Council; EDISON RAUEN VIANNA - Secretary.----------------------------------------------------------------------------------------------------

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.